EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Three Months ended August 31,		Year Ended May 31,
In thousands except ratios	2012	2011	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(2,513)	$(7,567)	$8,472	$(106,807)	$(61,991)	$(30,421)	$127,359
Fixed charges	18,237	18,425	72,866	70,937	57,686	54,182	35,012
Amortization of capitalized interest	578	579	2,314	2,314	2,314	2,314	1,201
Less: Interest capitalized	(9,310)	(7,839)	(33,685)	(18,694)	—	(14,394)	(26,462)

Adjusted earnings (loss)	$6,992	$3,598	$49,967	$(52,250)	$(1,991)	$11,681	$137,110

Fixed charges
Interest expense	$7,261	$8,760	$32,587	$43,975	$45,434	$28,418	$1,254
Interest capitalized	9,310	7,839	33,685	18,694	—	14,394	26,462
Net amortization of debt discount, premium and issuance expense	517	700	2,248	3,608	6,806	4,868	1,251
Interest portion of rent expense	1,149	1,126	4,346	4,660	5,446	6,502	6,045

Total fixed charges	$18,237	$18,425	$72,866	$70,937	$57,686	$54,182	$35,012

Ratio of earnings to fixed charges	.38	.20	.69	—	—	.22	3.92

Deficiency of earnings to cover fixed charges	$11,245	$14,827	$22,899	$123,187	$59,677	$42,501	$—